Exhibit 99.1
FREESEAS INC. ANNOUNCES RETURN TO SERVICE OF THE M/V FREE JUPITER
Company Also Announces New 30-day Time Charter for the M/V Free Destiny
February 29, 2008 Piraeus, Greece — FreeSeas Inc. (NASDAQ: FREE, FREEW and FREEZ), a provider of seaborne transportation for dry bulk cargoes, announced today that the repairs of the M/V Free Jupiter have been completed and the vessel is being delivered to its charterers.
“We are extremely pleased to have our vessel fully repaired and back in service,” said Ion Varouxakis, Chairman and CEO of FreeSeas. “With five vessels now in operation and two more still to be delivered over the next few weeks, we look forward to having our seven-vessel fleet producing revenue.”
As previously announced, the 2002-built Handymax M/V Free Jupiter has been fixed to a three-year time charter at a rate of $32,000 per day for the first year, $28,000 per day for the second year and $24,000 per day for the third year.
“We continue to actively seek accretive opportunities in the second-hand market, and believe that underlying market fundamentals continue to be very strong,” Mr. Varouxakis added.
The Company also announced today that the M/V Free Destiny, a 1982-built 25,240 dwt Handysize vessel, has been fixed to a new time charter of approximately 30 days at a rate of $25,500 per day.
With the delivery of the M/V Free Jupiter, FreeSeas’ current fleet and vessels to be delivered are illustrated in the following charts:

Vessel Name	Dwt	Vessel Type	Built	Employment
Free Destiny	25,240	Handysize	1982	30-day TC at $25,500 p/d
Free Envoy	26,318	Handysize	1984	One-year TC through Apr 2008 at $17,000 p/d
Free Goddess	22,501	Handysize	1995	Two-year TC at $19,250 p/d till November 2009
Free Hero	24,318	Handysize	1995	TC through Dec 2008/Feb 2009 at $14,500 p/d
Free Jupiter	47,777	Handymax	2002	Three-year TC through Feb 2011 at $32,000/28,000/24,000 p/d

Vessels to be delivered:

Vessel Name	Dwt	Vessel Type	Built	Expected Delivery
Free Impala	24,111	Handysize	1997	March 2008
Free Knight	24,111	Handysize	1998	March 2008

About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of four Handysize vessels and one Handymax vessel. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.
For further information please contact:
Company Contact:
Ion Varouxakis
Chief Executive Officer
FreeSeas Inc.
93 Akti Miaouli Street
185 38 Piraeus, Greece
Tel: 011-30-210-45-28-770
Fax: 011-30-210-429-10-10
E-Mail: info@freeseas.gr
www.freeseas.gr
Investor Relations / Financial Media:
Thomas J. Rozycki, Jr.
Sr. Vice President
Cubitt Jacobs & Prosek Communications
350 Fifth Avenue — Suite 3901
New York, NY 10118, USA
Tel: +1.212.279.3115 x208
Fax: +1.212.279-3117
E-Mail: trozycki@cjpcom.com
www.cjpcom.com

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